SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934
(Amendment No. 9)*

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares	M7524R108
Nominal value NIS 0.13 per share
(Title of class of securities)	(CUSIP number)

Tom S. Wyler
c/o Optibase Ltd., 7 Shenkar Street, Herzliya, Israel
Telephone: (972) 9-9709288

(Name, address and telephone number of person authorized to receive notices and communications)

August 14, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. M7524R108

1	NAME OF REPORTING PERSON: Tom S. Wyler I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,761,448
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,761,448
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,761,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 40.27%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer

        This Schedule 13D supplements information disclosed by Mr. Tom S. Wyler (the “Reporting Person”) on Amendment No. 8 (“Amendment No. 8”) to the statement on Schedule 13D dated June 25, 2008, filed by Tom S. Wyler, relating to Ordinary Shares, nominal value NIS 0.13 per share (the “Ordinary Shares”), of Optibase Ltd., a company organized under the laws of Israel (the “Issuer”). Amendment No. 8 related to a Schedule 13D originally filed on March 26, 2001 (the “Statement”), which was amended by Amendment No. 1 filed on May 10, 2001, Amendment No. 2 filed on May 21, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on July 18, 2001, Amendment No. 5 filed on November 25, 2003, Amendment No. 6 filed on June 5, 2005, and Amendment No. 7 filed on July 12, 2006. The Statement was originally filed on behalf of Tom S. Wyler, Arthur Mayer-Sommer and Festin Management Corp. (“Festin”).

        As reported in Amendment No. 8, Festin transferred 1,800,000 Ordinary Shares and 1,200,000 Ordinary Shares, which constituted all of its holdings, to Tom S. Wyler and Arthur Mayer-Sommer, respectively, who were Festin’s sole shareholders. In addition, Mr. Wyler has been granted options to purchase an aggregate of 300,000 Ordinary Shares, which number includes shares underlying options that are not exercisable within 60 days hereof. Mr. Wyler also purchased an additional 601,838 Ordinary Shares from Moshe Namdar. Further more, on February 1, 2008, Mr. Wyler received 4,000 Restricted Shares from the Issuer which have not yet vested. In addition, on June 18, 2008, Mr. Wyler purchased an additional 2,816,901 Ordinary Shares in a private placement by the Issuer.

        The purpose of this Schedule 13D is to report an additional purchase of 1,267,709 Ordinary Shares by Mr. Wyler, and is being filed solely on behalf of Mr. Wyler as the Reporting Person.

Item 2.	Identity and Background.

        Mr. Wyler currently serves as President, Chief Executive Officer and Executive Chairman of the Registrant. Mr. Wyler’s business address is c/o Optibase Ltd., 7 Shenkar Street, Herzliya, Israel. Mr. Wyler, in the last five years, has not been (i) convicted in a criminal proceeding or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wyler is a citizen of Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration.

        On August 14, 2008, Mr. Wyler purchased 1,267,709 Ordinary Shares (the “Additional Shares”) from MKM Longboat Multi-Strategy Master Fund Ltd. at a price of $1.55 per share, for a total consideration of $1,964,948.95. The source of funds for the consideration for the Additional Shares was a loan from Equilex Trust Registered as Trustee of the Capri Trust (the “Lender”). The Lender will charge interest on the day to day balance outstanding under the loan at a rate of 3% per annum. The Loan Agreement is filed as an Exhibit hereto. The Additional Shares were pledged to the Lender to guarantee repayment of the loan, pursuant to a Deed of Trust filed as an Exhibit hereto. Mr. Wyler has previously borrowed funds from the Lender, and has agreed to pledge an additional 1.27 million Ordinary Shares as security for all loans from the Lender.

Item 4.	Purpose of Transaction.

        The Reporting Person purchased the Ordinary Shares because he determined that such shares may present significant opportunities for realization of increased shareholder value. The Reporting Person specifically reserves the right to continue to acquire Ordinary Shares from time to time in the open market or otherwise and to sell any Ordinary Shares at any time and from time to time in the open market or otherwise. In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders the Issuer matters that may be of common concern. No agreements, arrangements or understandings exist between the Reporting Person and third parties with respect to the foregoing.

        Except as set forth in this Item 4, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.	Interest in Securities of the Issuer.

        (a)        Tom S. Wyler is the beneficial owner of 6,761,448 Ordinary Shares (including options to purchase 275,000 Ordinary Shares, which are currently exercisable or exercisable within 60 days of August 14, 2008), or approximately 40.27% of the total outstanding Ordinary Shares (based on the number of Ordinary Shares outstanding as of August 14, 2008 of 16,516,061 as reported by the Issuer). This number does not include options to purchase 25,000 Ordinary Shares that are not exercisable within 60 days of August 14, 2008, and 4,000 Restricted Shares which have not yet vested.

        (b)        Tom S. Wyler has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 6,761,448 Ordinary Shares referred to above.

        (c)        Except with respect to the transactions described in Item 1 above, no transactions in the Ordinary Shares have been effected by the Reporting Person since the filing of Amendment No. 8.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of the Issuer.

Item 7.	Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

*99.1	Loan Agreement dated May 27, 2006 between Reporting Person and Equilex Trust Reg. as Trustee of the Capri Trust (the “Lender”).

*99.2	Deed of Pledge between the Lender and the Reporting Person relating to 601,838 Ordinary Shares.

*99.3	Deed of Pledge between the Lender and the Reporting Person relating to 1.8 million Ordinary Shares.

*99.4	Share Purchase Agreement between the Issuer and the Reporting Person dated May 6, 2008.

*99.5	Loan Agreement dated June 18, 2008 between Reporting Person and the Lender.

*99.6	Deed of Pledge between the Lender and the Reporting Person relating to 2.8 million Ordinary Shares.

99.7	Loan Agreement dated August 14, 2008 between Reporting Person and the Lender.

99.8	Deed of Pledge between the Lender and the Reporting Person relating to 1.27 million Ordinary Shares.

* Previously filed

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

By: /s/ Tom S. Wyler —————————————— Tom S. Wyler

August 18, 2008